

Jon Griswold

Executive Vice President Of Operations at MxG Fiber

Spring, Texas, United States · **Contact info**

3 connections

MxG Fiber

Experience

Executive Vice President Of Operations

MxG Fiber · Full-time

Mar 2019 – Present · 2 yrs 10 mos

The Woodlands, Texas, United States

MxG Fiber is focused on expanding the manufacturing of products from Miscanthus in both the North American and European markets. Beginning with our sustainable fiber supply, MxG Fiber is vertically integrated all the way through our conversion facilities that include compressed bagging for dust-free animal bedding as well as advanced pulping and molding technologies to produce thermoformed fiber products. This enables us to provide cost competitive and highly functional compostable molded fiber packaging to replace single use plastic packaging and meet the growing demand for more sustainable alternatives. Because MxG Fiber is vertically integrated, the packaging we produce is fully traceable, relia ...see more

Aloterra LLC

10 yrs 10 mos

Advisor

Part-time

Mar 2019 – Jun 2021 · 2 yrs 4 mos

The Woodlands, Texas, United States

Advised a new management group during the transition of Aloterra to new ownership.

Chief Executive Officer

Full-time

Sep 2010 – Mar 2019 · 8 yrs 7 mos

The Woodlands, Texas, United States

Aloterra is a vertically integrated specialty fiber manufacturer of sustainable products from Miscanthus. In addition to developing and manufacturing its own product lines, Aloterra is vertically integrated with the raw material supply. Aloterra is leading a new generation of companies leveraging marginal land assets that are not appropriate for growing foc ...see more

Director of Strategic Planning

Blendstar, LLC · Full-time

Apr 2006 – Aug 2011 · 5 yrs 5 mos

The Woodlands, Texas, United States

As co-founder and Director of Strategic Planning, I was responsible for the long term strategy and project development as Blendstar developed eight renewable fuels terminals in the U.S. for the transloading of ethanol and biodiesel from rail to truck in order to bridge the gap in renewable fuels distribution. Blendstar was sold to Green Plains Renewable Energy ...see more

Chief Executive Officer

Griswold Energy Partners Inc · Full-time

Jul 1999 – Mar 2010 · 10 yrs 9 mos

The Woodlands, Texas, United States

Griswold Energy Partners developed refined fuels procurement programs for large independent customers. These programs were designed for each customer to increase profit

margins and reduce price risk on fuel sales that are typically viewed as loss leaders. These programs included the aggregation of large pipeline shipments, physical storage, a ...see more

National Marketing Director

Transcanada Pipeline USA Ltd. · Full-time
Jul 1998 – Jul 1999 · 1 yr 1 mo
The Woodlands, Texas, United States

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